  Exhibit 99.1

Auryn Confirms Age of Mineralizing Intrusives at Sombrero District Equivalent to Major Deposits in the Andahuaylas-Yauri Belt

Vancouver, Canada – January 17th, 2020 – Auryn Resources Inc. (TSX: AUG, NYSE American: AUG) (“Auryn” or the “Company”) is pleased to announce it has identified the age of the intrusives directly associated with mineralization at the Sombero copper – gold skarn project in Peru. Based on results from five uranium – lead samples obtained from diorite sills at the Ccascabamba and Nioc targets, ages range from 38.85 to 40.47 million years (Figure 1). This places the mineralization within the same Eocene-aged metallogenic event that produced several world-class deposits in the Andahuaylas-Yauri belt, such as Las Bambas (Figure 2). It also establishes that the belt extends over 100 kilometers to the west, where the Sombrero project is located.

A Message from Michael Henrichsen, C.O.O. & Chief Geologist:

“The age dating results represent a very significant development in our exploration model and further support the potential for the discovery of world-class deposits. We are very fortunate to have been first movers on the Sombrero district, consolidating over 130,000 hectares, and to now have determined the world-class Andahuaylas-Yauri belt extends to include Auryn’s property.”

Table 1 below compares ages of mineralizing intrusives from Sombrero to select major deposits to the east in the Andahuaylas-Yauri belt:

Sample Ref #	Age Dates Sombrero District U-Pb	Age Dates Andahuaylas-Yauri Belt K-Ar (Perello et al, 20031)
A	40.41 ± 0.32 Ma
B	40.47 ± 0.26 Ma
C	39.19 ± 0.32 Ma
D	38.85 ± 0.32 Ma
E	No zircon found
F	39.58 ± 0.26 Ma
G	No zircon found
H		40.3 ± 1.0 Ma
I		35.7 ± 0.9 Ma
J		31.6 ± 0.8 Ma
K		43.2 ± 1.1 Ma
L		39.8 ± 1.5 Ma
M		34.2 ± 0.9 Ma
N		39.7 ± 1.9 Ma
O		35.8 ± 0.9 Ma
P		37.9 ± 1.4 Ma

Figure 1: Illustrates the uranium-lead age dates at the Ccasccabamba and Nioc targets within the Sombrero project. The mineralizing intrusives are Eocene in age and equivalent to other world-class deposits to the east, such as Las Bambas.

Figure 2: Illustrates the potassium-argon age dates of intrusives associated with world-class deposits within the Andahuaylas-Yauri belt (Perello et al, 20031). These dates are equivalent to those obtained in the Sombrero district.

Michael Henrichsen (Chief Operating Officer), P.Geo is the QP who assumes responsibility for the technical contents of this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek
Executive Chairman and Director

For further information on Auryn Resources Inc., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com

About Auryn

Auryn Resources is a technically-driven junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The Company has a portfolio approach to asset acquisition and has seven projects, including two flagships: the Committee Bay high-grade gold project in Nunavut and the Sombrero copper-gold project in southern Peru. Auryn’s technical and management teams have an impressive track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability.

About Sombrero

This project consists of the North Sombrero and South Sombrero properties, comprising over 120,000 mineral claims owned or optioned by Auryn Resources. The copper-gold Sombrero mining concessions are located 340 kilometers SE of Lima in southern Peru and are hosted in the Andahuaylas-Yauri belt. This belt is interpreted to be on the north-western margins of this Eocene-Oligocene aged copper-gold porphyry and skarn belt that hosts the Las Bambas, Haquira, Los Chancas, Cotambambas, Constancia, Antapaccay and Tintaya deposits. The project is characterized by a strong structural control and significant copper and gold values from historical surface samples. The principle targets at Sombrero are copper-gold skarn and porphyry systems and precious metal epithermal deposits.

Sombrero Age Dating, 2019

A total of seven samples of magmatic rocks were collected for U-Pb zircon geochronology analysis. From those, two samples (referred to above as A and B) were sent to Geolab SHRIMP IIe, Institute of Geochemistry – University of Sao Paulo, Brazil. They were analysed through the ‘Sensitive High Resolution Ion Microprobe IIe’ method, or SHRIMP. The other five samples (C, D, E, F, and G) were sent to CODES Analytical Laboratory, University of Tasmania, Australia, where it was found that only three contained zircon. Those three samples were then analysed with an ASI RESOLution S-155 ablation system with a Coherent Compex Pro 110 Ar-F excimer laser.

1 Porphyry-Style Alteration and Mineralization of the Middle Eocene to Early Oligocene Andahuaylas-Yauri Belt, Cuzco Region, Peru, Economic Geology, Vol. 98, 2003. Pg 1575-1605

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2018 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

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